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                         July 6, 2023

       Brandon LaVerne
       Interim Chief Executive Officer
       Ontrak, Inc.
       2200 Paseo Verde Parkway, Suite 280
       Henderson, NV 89052

                                                        Re: Ontrak, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2023
                                                            File No. 333-273029

       Dear Brandon LaVerne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Jeffrey Fessler, Esq.